UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 16, 2018

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated July 13, 2018, regarding the share buy-back transactions.

Istanbul, July 13, 2018

Announcement Regarding the Share Buy-back Transactions

Within the scope of our Board of Directors’ share buy-back decisions on July 27, 2016 and January 30, 2017, in addition to our buy-back transaction announced yesterday, our company purchased a total of 904,029 shares at a price range of TRY11.02 – 11.19 totaling TRY10,048,288 on July 12, 2018. With this transaction, our ratio of shares in company capital have reached 0.372%.

The details of the transaction are listed below.

Transaction Date	Type of Transaction	Nominal Value of Shares Subject to Transaction (TRY)	Transaction Price (TRY / Unit)	Transaction Value (TRY)	Nominal Value of Shares Owned Before Transaction (TRY)	Ratio of Shares Owned in Company Capital Before Transaction (TRY)	Nominal Value of Shares Owned After Transaction (TRY)	Ratio of Shares Owned in Company Capital After Transaction (TRY)
12.07.2018	Buy	6,255	11.02	68,930	7,269,513	0.330%	7,275,768	0.331%
12.07.2018	Buy	48,826	11.03	538,551	7,275,768	0.331%	7,324,594	0.333%
12.07.2018	Buy	15,000	11.04	165,600	7,324,594	0.333%	7,339,594	0.334%
12.07.2018	Buy	10,000	11.06	110,600	7,339,594	0.334%	7,349,594	0.334%
12.07.2018	Buy	37,507	11.07	415,202	7,349,594	0.334%	7,387,101	0.336%
12.07.2018	Buy	72,501	11.08	803,311	7,387,101	0.336%	7,459,602	0.339%
12.07.2018	Buy	49,330	11.09	547,070	7,459,602	0.339%	7,508,932	0.341%
12.07.2018	Buy	45,681	11.1	507,059	7,508,932	0.341%	7,554,613	0.343%
12.07.2018	Buy	120,105	11.11	1,334,367	7,554,613	0.343%	7,674,718	0.349%
12.07.2018	Buy	123,007	11.12	1,367,838	7,674,718	0.349%	7,797,725	0.354%
12.07.2018	Buy	135,219	11.13	1,504,987	7,797,725	0.354%	7,932,944	0.361%
12.07.2018	Buy	56,636	11.14	630,925	7,932,944	0.361%	7,989,580	0.363%
12.07.2018	Buy	88,293	11.15	984,467	7,989,580	0.363%	8,077,873	0.367%
12.07.2018	Buy	24,950	11.16	278,442	8,077,873	0.367%	8,102,823	0.368%
12.07.2018	Buy	10,000	11.17	111,700	8,102,823	0.368%	8,112,823	0.369%
12.07.2018	Buy	20,719	11.18	231,638	8,112,823	0.369%	8,133,542	0.370%
12.07.2018	Buy	40,000	11.19	447,600	8,133,542	0.370%	8,173,542	0.372%

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: July 16, 2018	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations and Mergers & Acquisitions Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: July 16, 2018	By:	/s/Bulent Aksu
	Name:	Bulent Aksu
	Title:	Chief Financial Officer